January 14, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Adams
Doug Jones
Patrick Kuhn
Max A. Webb

Re:	CHC Group Ltd.
Registration Statement on Form S-1
File No. 333-191268

Dear Mr. Webb:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on January 16, 2014, at 4:05 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant hereby authorizes Louis Lehot, our outside counsel at Cooley LLP, to orally modify or withdraw this request for acceleration. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

CHC Group Ltd.

/s/ Russ Hill
Russ Hill
Vice President, Deputy General Counsel, Corporate Secretary and Chief Compliance Officer

cc:	Louis Lehot Cooley LLP

[SIGNATURE PAGE TO ACCELERATION REQUEST]